UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 0-12919
PIZZA INN, INC.
401(K) SAVINGS PLAN
(Full title of plan)
PIZZA INN, INC.
3551 PLANO PARKWAY
THE COLONY, TEXAS 75056
(name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Pizza Inn, Inc.
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
As Of December 31, 2006 and 2005 And
For The Year Ended December 31, 2006

Pizza Inn, Inc. 401(k) Savings Plan
Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits- Year Ended December 31, 2006	5

Notes to Financial Statements	6

Supplemental Schedules

Schedule of Assets (Held at End of Year)	15

Schedule of Reportable Transactions	17
Note: Other schedules required by Section 2520.103 — 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Pizza Inn, Inc. 401(k) Savings Plan
The Colony, Texas
We have audited the accompanying statements of net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan (The “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets and Reportable Transactions at December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP Dallas, Texas
June 25, 2007

Pizza Inn, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets
Investments, at fair value:
Cash equivalents	$163,996	$302,467
Mutual funds	1,860,642	2,116,478
Pizza Inn, Inc. common stock, at market value (81,424 and 180,628 shares at December 31, 2006 and 2005, respectively)	153,077	522,015
Participant loans	168,778	158,973

Total investments	2,346,493	3,099,933

Participant contributions receivable	3,050	7,296
Employer contributions receivable	65,321	35,323

Total contributions receivable	68,371	42,619

Net assets available for benefits	$2,414,864	$3,142,552

See accompanying notes to financial statements.

Pizza Inn, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

Year ended December 31,	2006

Additions
Investment income:
Net appreciation in the fair value of investments	$99,825
Interest and dividends	50,672

Total investment income	150,497

Contributions:
Participant contributions	237,006
Employer contributions	65,322
Rollover contributions	7,298

Total contributions	309,626

Total additions	460,123

Deductions
Benefits paid to participants and other deductions	1,187,811

Total deductions	1,187,811

Net (decrease)	(727,688)

Net assets available for benefits, beginning of year	3,142,552

Net assets available for benefits, end of year	$2,414,864

See accompanying notes to financial statements.

Pizza Inn, Inc. 401(k) Savings Plan
Notes To Financial Statements

1.	Description of the Plan	The following description of the Pizza Inn, Inc. 401(k) Savings Plan “the Plan” provisions provide only general information. Participants should refer to the Plan agreement for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General – The Plan was approved and adopted by the board of directors of Pizza Inn, Inc. (the “Company/Employer”) on May 30, 1985 and was implemented on July 1, 1985. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code (“Code”) and, accordingly, is exempt from federal income taxes. On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

Administration — The Company is responsible for the administration and operation of the Plan. BISYS Retirement Services, Inc. (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Frontier Trust Company is responsible for the custody and management of the Plan’s assets.

Participation — The Plan participation requirements allow employees who have six months of service with the Company and who are 21 years of age or older to participate in the Plan.

Participants can defer up to 30% of their salary toward Plan contributions. Matching contributions can be made at the discretion of the Company. Effective July 1, 2004, the Company elected to suspend matching the participants’ contributions. Effective July 1, 2005, the Company elected to match contributions equal to 50% up to the first 4% of the participants’ contributions. The matching Company contribution is to be invested after the Company’s fiscal year end, June 24, 2007 and June 25, 2006 respectively. In addition,

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

at the election of the board of directors, the Company may make discretionary contributions. There were no additional discretionary contributions made for the year ended December 31, 2006. Rollover contributions from other qualified plans can be added to the Plan by eligible participants.

For the plan year ended December 31, 2006, the Plan passed the average deferral percentage discrimination testing.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one money market trust fund and common stock of the Plan sponsor as investment options for participants.

Vesting — Participant contributions, and the earnings thereon, are fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

Forfeitures – For the year 2006, forfeitures of unvested Company matching contributions by terminated employees were accumulated and applied to administrative expenses. The unallocated forfeited, nonvested account balance as of December 31, 2006 and 2005 was $0 and $0, respectively.

Participant Loans - Participants may obtain a loan from the Plan in an amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime and are collateralized by the participant’s vested account balance. Loan principal and interest is repaid ratably through monthly payroll deductions over a maximum period of five years, except for the purchase of a principal residence, which may be repaid over a reasonable period of time that may be longer than five years.

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

Payment of Benefits — Terminated participants are entitled to receive 100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee’s contribution and employer’s contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

Plan Termination — Although it has not expressed any intent to do so, the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts (see Footnote 7 for a discussion of the Partial Plan Termination).

Administrative Expenses - The Company pays substantially all administrative expenses associated with the administration of the Plan.

2. Summary of Significant Accounting Policies	Basis of Accounting — The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

Investments and Investment Income — The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio. The fair value has been measured by quoted market prices in an active market. Investments in the Company’s common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2006. Participant loans are valued at their outstanding balances, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis.

Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Determination of Unrealized Appreciation/Depreciation and Gain or Loss on Investments — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

Participant Loans — Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. Interest rates on the loans range from

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

6.25% to 10.25% at December 31, 2006.

Payment of Benefits — Benefits are recorded when paid.

3. Tax Status of the Plan	Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service (“IRS”) granted a favorable letter of determination to the Plan in 1986. During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974.

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

4. Investments	The following presents investments that represent 5% or more of the Plan’s net assets:

December 31,	2006	2005

Pizza Inn, Inc. common stock	$153,077	$522,015
BlackRock Large Cap Growth Fund	340,429	—
BlackRock High Yield Bond Portfolio R	132,458	—
BlackRock Global Allocation Fund, Inc.	177,762	—
Goldman Sachs Govt Income Fund Class S	161,818	—
ML Retirement Preservation Trust	163,982	302,467
Hotchkis and Wiley Large Cap Value R	156,712	192,438
ML Large Cap Growth Fund R		384,926
Federated Kaufmann Fund Class K	127,331
Goldman Sachs Mid Cap Value	211,214	221,541
Franklin Small Cap Value R	222,970	272,639
John Hancock Small Cap Equity Fund R	124,240	242,399
ML S&P 500 Index Class A	—	160,883
Delaware Diversified Income Fund Class R	—	158,316
Participant Loans	168,778	158,973

Total investments greater than 5%	2,140,771	2,616,597
Total investments less than 5%	205,722	483,336

Total investments	$2,346,493	$3,099,933

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $99,825 as follows:

Year ended December 31,	2006

Mutual funds	$198,340
Pizza Inn, Inc. common stock	(98,515)

$99,825

5. Non-participant-Directed Investments	Employer contributions are automatically invested in Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock. Effective July 8, 2003, the Plan was amended to allow participants to move Employer contributions from employer common stock to other investment options provided by the Plan. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

December 31,	2006	2005

Net assets
Pizza Inn, Inc. common stock	$153,077	$522,015

Year Ended December 31,	2006

Changes in net assets
Contributions	$9,374
Interest income	408
Net depreciation	(98,515)
Benefits paid to participants	(211,340)
Transfers to participant-directed investments	(68,865)

$(368,938)

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

6. Party-in-Interest Transactions	One of the Plan’s investments options is in shares of Pizza Inn, Inc. Common Stock. Pizza Inn, Inc. sponsors the Plan; therefore, the related transactions are deemed party-in-interest transactions. The Plan recorded purchases of $43,039 and sales of $313,462 of the Company’s stock during the year ended December 31, 2006.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch or its affiliates. This institution serves as investment advisor to the Plan and, therefore, these investments are deemed party-in-interest transactions. In addition, the Plan has a program to provide loans to participants and therefore these also are deemed party-in-interest transactions.

7. Partial Plan Termination	In November 2006 Pizza Inn, Inc. outsourced certain of its warehouse management and delivery services for the distribution of food product to restaurants which resulted in a partial termination. As a result of the partial termination, all participants impacted by the outsourcing became fully vested.

Supplemental Schedules

Pizza inn, inc. 401(k) Saving plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

				EIN: 47-0654575
				Plan Number: 005
December 31, 2006				Schedule I
		(c)
		Description of investment,
	(b)	including maturity date, rate		(e)
	Identity of issuer, borrower,	of interest, collateral, par or	(d)	Current
(a)	lessor or similar party	maturity value	Cost	value

	Contribution Account	Cash Equivalent	**	$14
*	ML Retirement Preservation Trust	Cash Equivalent	**	163,982
	Franklin Small Cap Value R	Mutual Fund	**	222,970
	Goldman Sachs Mid Cap Value	Mutual Fund	**	211,214
	BlackRock S&P 500 Index Fund	Mutual Fund	**	98,823
	Federated Kaufmann Fund Class K	Mutual Fund	**	127,331
	BlackRock Large Cap Growth Fund	Mutual Fund	**	340,429
	Hotchkis and Wiley Large Cap Value R	Mutual Fund	**	156,712
	BlackRock High Yield Bond Portfolio R	Mutual Fund	**	132,458
	BlackRock Global Allocation Fund	Mutual Fund	**	177,762
	John Hancock Small Cap Equity Fund R	Mutual Fund	**	124,240
	Goldman Sachs Govt Income Fund Class S	Mutual Fund	**	161,818
	Delaware Diversified Income Fund Class R	Mutual Fund	**	106,885
	Pizza Inn, Inc.	Common Stock	**	153,077
*	Participant loans	General purpose loans maturing from 2007-2011; bearing interest at 6.25% to 10.25%	**	168,778

Pizza inn, inc. 401(k) Saving plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 47-0654575
Plan Number: 005
December 31, 2006				Schedule I
(c)
Description of investment,
	(b)	including maturity date, rate		(e)
	Identity of issuer, borrower,	of interest, collateral, par or	(d)	Current
(a)	lessor or similar party	maturity value	Cost	value

	Total assets held for investment purposes			$2,346,493

*	- Party-in interest

**	- Cost not required for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

Pizza Inn, Inc. 401(k) Savings Plan
Schedule of Reportable Transactions

					EIN: 47-0654575
					Plan Number: 005
Year Ended December 31, 2006					Schedule II
					(i)
(a)	(b)	(c)	(d)	(g)	Net Gain
Identity of Party	Description of Asset	Purchase Price	Selling Price	Cost of Asset	or (Loss)

Series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involve more than 5% of the current value of plan assets:
Pizza Inn, Inc.	Common Stock	43,039	—	43,039	—
Pizza Inn, Inc.	Common Stock	—	313,462	336,061	(22,599)

See accompanying Report of Independent Registered Public Accounting Firm.

See accompanying Report of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Controller for Pizza Inn, Inc.

DATE June 28, 2007	By: /s/ J. Kevin Bland

Controller for Pizza Inn, Inc.